UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NIP Group Inc.

(Name of Issuer)

Class A Ordinary Shares, par value of $0.0001 per share

(Title of Class of Securities)

654503101

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 654503101 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Global Market under the symbol “NIPG.” Each ADS represents two Class A Ordinary Shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G

CUSIP No. 654503101

1.	Names of Reporting Persons. Shanghai Yuyun Management Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,101,851 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,101,851 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,101,851 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

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SCHEDULE 13G

CUSIP No. 654503101

1.	Names of Reporting Persons. Wuhan Donghu Lvxin Garden Co. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,101,851 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,101,851 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,101,851 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

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SCHEDULE 13G

CUSIP No. 654503101

1.	Names of Reporting Persons. Wuhan Jinlv Construction Investment (Group) Co. Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,101,851 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,101,851 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,101,851 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

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SCHEDULE 13G

CUSIP No. 654503101

1.	Names of Reporting Persons. Wuhan Tourism and Sports Group
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,101,851 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,101,851 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,101,851 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

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SCHEDULE 13G

CUSIP No. 654503101

1.	Names of Reporting Persons. Wuhan Culture Tourism Group Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,101,851 Class A Ordinary Shares (See Item 4)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,101,851 Class A Ordinary Shares (See Item 4)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,101,851 Class A Ordinary Shares (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.2% (See Item 4)
12.	Type of Reporting Person (See Instructions) CO

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Item 1(a). Name of Issuer:

NIP Group Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Rosenlundsgatan 31

11 863 Stockholm

Sweden

Item 2(a). Name of Person Filing:

Shanghai Yuyun Management Partnership

Wuhan Donghu Lvxin Garden Co. Ltd.

Wuhan Jinlv Construction Investment (Group) Co. Ltd.

Wuhan Tourism and Sports Group

Wuhan Culture Tourism Group Co., Ltd.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

Shanghai Yuyun Management Partnership

Address: Room 368, Part 302, No. 211 North Fute Road, China (Shanghai) Pilot Free Trade Zone, Shanghai City, PRC.

Wuhan Donghu Lvxin Garden Co. Ltd.

Adress: 3rd Floor, Building 18, Tieji Shengshi Jiayuan West District, Luojiagang Road, Hongshan District, Wuhan City, PRC.

Wuhan Jinlv Construction Investment (Group) Co. Ltd.

Adress: 23th Floor, Changjiang Media Building, 113 Jinqiao Avenue, Jiang'an District, Wuhan City, PRC.

Wuhan Tourism and Sports Group

Adress: 31th Floor, Changjiang Media Building, 113 Jinqiao Avenue, Jiang'an District, Wuhan City, PRC.

Wuhan Culture Tourism Group Co., Ltd.

Address: 30 th Floor, Changjiang Media Building, 113 Jinqiao Avenue, Jiang'an District, Wuhan City, PRC.

Item 2(c). Citizenship:

The place of organization of each of the reporting persons are the People’s Republic of China

Item 2(d). Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”).

Item 2(e). CUSIP No.:

654503101

CUSIP number 654503101 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Global Market under the symbol “NIPG.” Each ADS represents two Class A Ordinary Shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable

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Item 4. Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of September 30, 2024:

				Shared	Sole power	Shared power to
	Amount		Sole power	power to vote	to dispose or to	dispose or to
	beneficially	Percent	to vote or direct	or to direct	direct the	direct the
Reporting person	owned[2]	of class[1]	the vote	the vote	disposition of	disposition of
Shanghai Yuyun Management Partnership	9,101,851	12.2	9,101,851	0	9,101,851	0
Wuhan Donghu Lvxin Garden Co. Ltd.	9,101,851	12.2	9,101,851	0	9,101,851	0
Wuhan Jinlv Construction Investment (Group) Co. Ltd.	9,101,851	12.2	9,101,851	0	9,101,851	0
Wuhan Tourism and Sports Group	9,101,851	12.2	9,101,851	0	9,101,851	0
Wuhan Culture Tourism Group Co., Ltd.	9,101,851	12.2	9,101,851	0	9,101,851	0

[1]	The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 74,472,041 issued and outstanding Class A Ordinary Shares of the Issuer at the closing of the Issuer’s initial public offering (as provided in the Issuer's Prospectus filed on July 25, 2024 and the Issuer’s form 6-K filed on July 30, 2024 with the Securities and Exchange Commission).
[2]	Represents 9,101,851 Class A Ordinary Shares directly held by Shanghai Yuyun Management Partnership, a PRC limited partnership. The general partner of Shanghai Yuyun Management Partnership (Limited Partnership) is Wuhan Donghu Lvxin Garden Co. Ltd., a company wholly owned by Wuhan Jinlv Construction Investment (Group) Co. Ltd., which is directly wholly owned by Wuhan Tourism and Sports Group. Wuhan Tourism and Sports Group is wholly owned by Wuhan Culture Tourism Group Co., Ltd., which is wholly owned by the Wuhan State-owned Assets Supervision and Administration Commission.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

Not applicable

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2024

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LIST OF EXHIBITS

Exhibit 99.1 –	Joint Filing Agreement dated November 15, 2024, by and among the Reporting Persons

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